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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(A) OF THE
                         INVESTMENT COMPANY ACT OF 1940


            The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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  Name:  SEI ASSET ALLOCATION TRUST

  Address of Principal Business Office (No. & Street, City, State, Zip Code):

            c/o CT Corporation
            2 Oliver Street
            Boston, Massachusetts  02109

  Telephone Number (including area code):  1-610-254-1000

  Name and address of agent for service of process:


  David G. Lee
  c/o SEI Corporation
  680 East Swedesford Road
  Wayne, Pennsylvania 19087

  Copies to:
  John H. Grady, Jr. Esq.           Richard W. Grant, Esq.
  Morgan, Lewis & Bockius LLP       Morgan, Lewis & Bockius LLP
  1800 M Street, N.W., 9th Floor    2000 One Logan Square
  Washington, D.C.  20036           Philadelphia, Pennsylvania 19103

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  Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No
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  Notice:  A copy of the Agreement and Declaration of Trust of Asset Allocation
  Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust.
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     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Wayne, Commonwealth of Pennsylvania on the 30th day of November, 1995.

                           Signature:  SEI ASSET ALLOCATION TRUST


                                            By: /s/ Robert B. Carroll
                                               ----------------------
                                               Robert B. Carroll
                                               President